EXHIBIT 12.1

UDR, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2018	2017	2018	2017
Earnings:
Income/(loss) from continuing operations	$22,444	$11,062	$41,369	$37,326
Add (from continuing operations):
Interest on indebtedness (a)	31,598	33,866	61,541	64,405
Portion of rents representative of the interest factor	559	690	1,057	1,174
Amortization of capitalized interest	1,438	1,288	2,806	2,482
Total earnings	$56,039	$46,906	$106,773	$105,387

Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (a)	$31,598	$33,866	$61,541	$64,405
Interest capitalized	3,603	4,646	8,176	9,352
Portion of rents representative of the interest factor	559	690	1,057	1,174
Fixed charges	$35,760	$39,202	$70,774	$74,931

Add:
Preferred stock dividends	971	929	1,926	1,858
Combined fixed charges and preferred stock dividends	$36,731	$40,131	$72,700	$76,789

Ratio of earnings to fixed charges	1.57	1.20	1.51	1.41
Ratio of earnings to combined fixed charges and preferred stock dividends	1.53	1.17	1.47	1.37

(a)

Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.